Exhibit 99.1

4d Pharma PLC

Update on Suspension of Trading

Leeds, UK, 24 June 2022, – 4D pharma plc (AIM: DDDD, Nasdaq LBPS), a pharmaceutical company leading the development of Live Biotherapeutic products (LBPs), a novel class of drug derived from the microbiome, provides an update to the announcement released earlier today regarding the Company’s request for an immediate suspension of trading in the Company’s ordinary shares on AIM which took effect from 12.30 p.m. (London).

On 29 July 2021, the Company announced that it had agreed a senior secured credit facility (the “Facility”) for up to US$30m with Oxford Finance LLC (“Oxford”), with an initial tranche of US$12.5 million drawn at closing and further tranches available dependent on the achievement of certain milestones.

The Board has been exploring opportunities to secure additional funding for the Company in recent months, however this has proved challenging but significant progress had been made, despite the very difficult prevailing market conditions. The Board had made Oxford aware of this and discussed a potential funding alternative on the evening of 23 June and on the morning of 24 June, Oxford demanded immediate repayment of the outstanding loans made to the Company, which currently total approximately US$13.86 million, inclusive of accrued interest and associated fees. The Company is not able to make that immediate repayment from its existing cash resources and with no immediate certainty of how that repayment could be made, the Board requested that trading in the ordinary shares be immediately suspended pending clarification of the Company’s financial position.

Subsequent to the suspension, the Board was informed that Oxford had today instructed that the Company be placed into administration, in accordance with the terms of the Facility. Accordingly, James Clark and David Pike of Interpath Advisory have been appointed as joint administrators to 4D pharma plc (the “Joint Administrators”). For the avoidance of doubt, the following wholly owned subsidiaries of the Company have not been placed into administration: 4D Pharma Research Limited, 4D Pharma Cork Limited, 4D Pharma León S.L.U. and 4D Pharma Delaware Incorporated.

The Board intends to work with the Joint Administrators on proposals to rescue the Company as a going concern, albeit there can be no guarantee that this will be successful.

Further announcements will be made as applicable.

4d Pharma PLC

About 4D pharma

4D pharma is a world leader in the development of Live Biotherapeutics, a novel and emerging class of drugs, defined by the FDA as biological products that contain a live organism, such as a bacterium, that is applicable to the prevention, treatment or cure of a disease.  4D pharma has developed a proprietary platform, MicroRx®, that rationally identifies Live Biotherapeutics based on a deep understanding of function and mechanism.

4D pharma’s Live Biotherapeutic products (LBPs) are orally delivered single strains of bacteria that are naturally found in the healthy human gut. The Company has six clinical programs, namely a Phase I/II study of MRx0518 in combination with KEYTRUDA® (pembrolizumab) in solid tumors, a Phase II clinical trial of MRx0518 in combination with BAVENCIO® (avelumab) in the first-line maintenance setting for urothelial carcinoma, a Phase I study of MRx0518 in a neoadjuvant setting for patients with solid tumors, a Phase I study of MRx0518 in patients with pancreatic cancer, a Phase I/II study of MRx-4DP0004 in asthma, and Blautix® in irritable bowel syndrome (IBS) which has completed a successful Phase II trial. A Phase I study of MRx0005 and MRx0029 in patients with Parkinson’s disease is expected to commence in 2022. Additional preclinical-stage programs include candidates for CNS disease, immune-inflammatory conditions and cancer. The Company has a research collaboration with MSD (Merck & Co., Inc., Kenilworth, NJ, USA), to discover and develop Live Biotherapeutics for vaccines.

Contact Information:

4D pharma

Investor Relations ir@4dpharmaplc.com

Singer Capital Markets - Nominated Adviser and Joint Broker

Philip Davies / James Fischer (Corporate Finance) +44 (0)20 7496 3000

Tom Salvesen (Corporate Broking)

Bryan Garnier & Co. Limited - Joint Broker

Dominic Wilson +44 (0)20 7332 2500

Stern Investor Relations

Julie Seidel +1-212-362-1200

julie.seidel@sternir.com

Image Box Communications

Neil Hunter / Michelle Boxall +44 (0)20 8943 4685

neil@ibcomms.agency / michelle@ibcomms.agency